SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                             Commission File Number 0-20753
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                           NOTIFICATION OF LATE FILING

(Check One):
|_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q   |_| Form N-SAR
|_| Form 10KSB

               For Period Ended: December 31, 2000

               |_| Transition Report on Form 10-K
               |_| Transition Report on Form 20-F
               |_| Transition Report on Form 11-K
               |_| Transition Report on Form 10-Q
               |_| Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

                               SONICS & MATERIALS
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                            Full Name of Registrant


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                           Former Name if Applicable

                               53 Church Hill Road
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           Address of Principal Executive Office (Street and Number)

                           Newtown, Connecticut 06470
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |X| Yes |_| No

|X| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on
    |     or before the 15th calendar day following the prescribed due date; or
    |     the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
|_| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Sonics & Materials, Inc. (the "Company") is unable to file the 10-Q without unreasonable effort or expense because of the following reason:

1. The Company had a change in its controller in January 2001. This change delayed the completion of the financial statements.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Lauren Soloff                                        203          270-4600
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company expects to report a net loss of approximately $264,000 for the second quarter of fiscal year 2001, and a net loss of $355,000 for the first six months of fiscal year 2001, as compared to net income of $45,622 for the second quarter of fiscal year 2000, and net income of $139,427 for the first six months of fiscal year 2000. The Company's credit facility contains a loan covenant that requires it to maintain a fixed charge coverage ratio of at least 1.10 on a quarterly basis and 1.40 on a trailing six -month basis. At December 31,2000, the Company was in violation of the six-month ratio. The bank has provided a waiver of the violation as of December 31, 2000 and has also waived compliance with the six-month ratio for the quarter ended March 31, 2001. The Company has recently scaled down its Pennsylvania operation and has implemented other cost reduction measures. In order to determine balance sheet classification of loan balances, the Company is evaluating whether, based on projected cost savings it is probable that the Company will be in compliance during the March 2001 quarter.

                            SONICS & MATERIALS, INC.
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date  February 15, 2001                 By /s/ ROBERT S. SOLOFF
      ---------------------             ----------------------------------------
                                        Robert S. Soloff
                                        Chairman and President

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)